Exhibit I

CAPITAL CLEAN ENERGY CARRIERS CORP. ANNOUNCES THIRD QUARTER 2024 FINANCIAL RESULTS

ATHENS, Greece, November 8, 2024 (GLOBE NEWSWIRE) – Capital Clean Energy Carriers Corp. (the “Company”, “CCEC” or “we” or “us”) (NASDAQ: CCEC), an international owner of ocean-going vessels, today released its financial results for the third quarter ended September 30, 2024.

Key Quarterly Highlights

•	Announced dividend of $0.15 for the third quarter of 2024.

•	Completed conversion from a Marshall Islands limited partnership to a Marshall Islands corporation, and name change to “Capital Clean Energy Carriers Corp.” on August 26, 2024.

•	Announced the sale of five debt-free container sister vessels, for an expected book gain of $118.4 million.

•

Refinanced the Liquified Natural Gas Carrier (the “LNG/C”) Attalos and the LNG/C Asklipios releasing $72.6 million of additional liquidity net of financing charges and extending the maturities to 2031.

In November 2023, the Company announced its decision to shift its strategic focus towards the transportation of various forms of gas to industrial customers, including liquefied natural gas (“LNG”) and new commodities emerging as a result of the energy transition. As a result, the Company agreed to acquire 11 newbuild LNG/Cs (the “Newbuild LNG/C Vessels”) and in June 2024, the Company further invested in 10 gas carriers, including four LCO2/multi gas and six LPG-ammonia carriers. Since December 2023, the Company has also completed or entered into agreements for the sale of 12 container vessels. In view of this strategic shift, we present our financial results for all periods presented on a continuing operations basis, except where reference is made to discontinued operations.

Financial results from continuing operations include revenues, expenses and cash flows arising from our 15 vessels currently in-the-water, including 12 latest generation LNG/Cs and three 13,000 twenty equivalent unit (“TEU”) Neo-Panamax container vessels.

Financial results from discontinued operations include revenues, expenses and cash flows arising from the 12 container vessels we have sold or agreed to sell following the announcement of our strategic shift in November 2023. Please refer to Appendix A Discontinued Operations.

Key Financial Highlights (continuing operations)

	Three-month periods ended September 30,
	2024	2023	Increase / (Decrease)
Revenues	$106.0 million	$63.9 million	66%
Expenses	$48.9 million	$33.3 million	47%
Interest expense and finance cost	$40.7 million	$25.6 million	59%
Net Income	$15.8 million	$5.0 million	216%
Average number of vessels[1]	15.0	11.0	36%

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of CCEC, commented:

“I am pleased to see our company, under its new name of Capital Clean Energy Carriers Corp., advancing steadily in line with our chosen strategy. The recent name change and our conversion to a corporation with enhanced standards of corporate governance is an important step in reinforcing our platform further and expanding the Company to a broader investor base. The accretive sale of our five Neo Panamax container vessels, agreed upon during the quarter, reflects management’s commitment to deliver on our objective of positioning the Company as premier carrier of gas including emerging trades from the energy transition. Since February 2024, our group has taken advantage of positive container market dynamics and in total sold or agreed to sell 12 container vessels raising approximately $472.0 million in net proceeds, thereby further strengthening our financial position. We believe that with a robust gas-focused platform, CCEC is well placed to grow over the next two years, as we bring an additional 16 state-of-the-art new vessels in operation. This growth is further supported by a current contracted revenue backlog of more than $2.6 billion. The board and management look forward to enhancing the Company’s profile and reach a broader and more diversified investor base in the current quarter and beyond.”

Overview of Third Quarter 2024 Results

Net income from continuing operations for the quarter ended September 30, 2024, was $15.8 million compared with net income from continuing operations of $5.0 million for the third quarter of 2023.

Upon conversion from a Marshall Islands limited partnership to a Marshall Islands corporation the 348,570 general partner units and all the incentive distribution rights, were exchanged for an aggregate of 3,500,000 common shares. The amount of $46.2 million, representing the difference between the book value of the general partner units and the fair value of the common shares was presented as a deemed dividend to the General Partner. As a result, net loss from continuing operations per share for the quarter ended September 30, 2024, was $0.54. After adjusting for the deemed dividend to the General Partner, the adjusted net income from continuing operations per share for the quarter ended September 30, 2024, was $0.28. This compares to a net income from continuing operations per common unit of $0.25 for the third quarter of 2023.

[1]

Average number of vessels is measured by aggregating the number of days each vessel was part of our fleet during the period and dividing such aggregate number by the number of calendar days in the period.

Total revenue from continuing operations for the quarter ended September 30, 2024, was $106.0 million, compared to $63.9 million during the third quarter of 2023. The increase in revenue was attributable to the five newbuilding LNG carrier vessels acquired by the Company, namely the LNG/C Amore Mio I acquired in the fourth quarter of 2023, the LNG/C Axios II acquired in the first quarter of 2024 and the LNG/C Apostolos, the LNG/C Aktoras and the LNG/C Assos acquired in the second quarter of 2024, which increased the average number of vessels from 11 to 15 compared to the same quarter last year.

Total expenses from continuing operations for the quarter ended September 30, 2024, were $48.9 million, compared to $33.3 million in the third quarter of 2023. Total vessel operating expenses from continuing operations during the third quarter of 2024 amounted to $17.1 million, compared to $13.0 million during the third quarter of 2023. The increase in vessel operating expenses from continuing operations was mainly due to the net increase in the average number of vessels in our fleet. Total expenses from continuing operations for the third quarter of 2024 also include vessel depreciation and amortization of $24.2 million, compared to $14.2 million in the third quarter of 2023. The increase in depreciation and amortization from continuing operations during the third quarter of 2024 was attributable to the net increase in the average number of vessels in our fleet. General and administrative expenses from continuing operations for the third quarter of 2024 increased to $4.7 million, compared to $2.6 million in the third quarter of 2023, mainly due to costs associated with the investment in 10 latest technology gas carriers announced in June 2024, and the corporate conversion and name change that became effective in August 2024.

Total other expenses, net from continuing operations for the quarter ended September 30, 2024, was $41.3 million compared to $25.5 million for the third quarter of 2023. Total other expenses, net from continuing operations include interest expense and finance cost of $40.7 million for the third quarter of 2024, compared to $25.6 million for the third quarter of 2023. The increase in interest expense and finance cost from continuing operations was mainly attributable to the increase in the Company’s average indebtedness, as a result of the net increase in the average number of vessels in our fleet, partly offset by the decrease in the weighted average interest rate compared to the third quarter of 2023.

Company Capitalization

As of September 30, 2024, total cash amounted to $183.1 million. Total cash includes restricted cash of $18.3 million, which represents the minimum liquidity requirement under our financing arrangements.

As of September 30, 2024, the Company’s total shareholders’ equity amounted to $1,245.4 million, an increase of $70.5 million compared to $1,174.9 million as of December 31, 2023. The increase reflects net income of $91.4 for the nine months to September 30, 2024, the amortization associated with the equity incentive plan of $4.5 million, partly offset by distributions declared and paid during the period in a total amount of $25.1 million and the other comprehensive loss of $0.4 million relating to the net effect of the cross-currency swap agreement we designated as an accounting hedge.

As of September 30, 2024, the Company’s total debt (including debt classified within discontinued operations) was $2,698.1 million before financing fees, reflecting an increase of $910.3 million compared to $1,787.8 million as of December 31, 2023. The increase is attributable to (i) the drawdown of $910.0 million in total of bank debt and the drawdown of $134.8 million in total under the $220.0 million unsecured seller’s credit issued to the Company by Capital Maritime & Trading Corp. (the “Seller’s Credit”), in connection with the acquisition of the LNG/C Axios II, the LNG/C Assos, the LNG/C Apostolos and the LNG/C Aktoras (ii) the refinancing of the outstanding indebtedness of the LNG/C Aristidis I the LNG/C Attalos and the LNG/C Asklipios discussed below, which released $130.2 million gross of additional liquidity and (iii) the $2.3 million increase as of September 30, 2024 in the U.S. Dollar equivalent of the euro-denominated bonds issued by CPLP Shipping Holdings Plc in July 2022 and October 2021. The increase of the Company’s total debt was partly offset by (i) scheduled principal payments for the period of $85.4 million, (ii) the early repayment in full of the facilities related to the M/V Athos the M/V Aristomenis and the M/V Akadimos in the amount of $88.9 million in total due to the vessels’ sale, and (iii) the repayment of $92.6 million of the Seller’s Credit.

LNG/Cs Financing Updates

On August 23, 2024, the Company agreed to refinance the financing facility for the LNG/C Attalos, by fully repaying outstanding debt of $123.6 million and drawing $162.5 million under a new financing arrangement. The outstanding amount is repayable in 84 monthly instalments of $0.7 million, together with a repurchase obligation of $100.0 million due at the expiration of the lease in July 2031.

On August 23, 2024, the Company agreed to refinance the financing facility for the LNG/C Asklipios by fully repaying outstanding debt of $126.7 million and drawing $162.5 million under a new financing arrangement. The outstanding amount is repayable in 84 monthly instalments of $0.7 million, together with a repurchase obligation of $100.0 million due at the expiration of the lease in July 2031.

On July 16, 2024, the Company repaid in full the $192.0 bridge loan facility of the LNG/C Apostolos and drew a $240.0 million Japanese Operating Lease with Call Option (“JOLCO”). The JOLCO amount consists of 80% debt and 20% tax equity, with escalating amortization, an eight-year term and a balloon payment of $166.8 million due in July 2032.

Following the above financings, as of September 30, 2024, the weighted average margin for our floating debt was 1.90% over SOFR, which represents a 56-basis points reduction compared to September 30, 2023. As of September 30, 2024, the weighted average interest rate for our fixed rate debt was 4.61%.

Completion of Corporate Conversion and Change of Name

On August 26, 2024, we completed our conversion from a Marshall Islands master limited partnership to a Marshall Islands corporation (the “Conversion”) and changed our name to “Capital Clean Energy Carriers Corp.” with the new Nasdaq stock market ticker of “CCEC” (the “Name Change”).

The Conversion and the Name Change are key milestones in our strategic pivot towards the transportation of various forms of natural gas to industrial customers, including LNG and new commodities emerging as a result of the energy transition, as initially announced in November 2023. To achieve our strategic pivot, we agreed in November 2023 to acquire the Newbuild LNG/C Vessels, of which five vessels are already on the water and the remaining six vessels are expected to be delivered between the first quarter of 2026 and the first quarter of 2027. In June 2024, we also invested in 10 state-of-the-art, high-specification gas carriers, including four unique handy multi gas carriers that can carry liquid CO2. These, along with the Newbuild LNG/C Vessels, collectively form the “Energy Transition Vessels”. This $3.9 billion investment, notable both in asset value and scope, demonstrates our commitment to becoming a leading provider of transportation for LNG and other clean fuels.

Preliminary Capex Schedule in USD million, as of September 30, 2024:

	2024		2025				2026				2027		TOTAL
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
LNG/Cs2	—	—	49.9	25.6	50.6	511.0	51.2	149.7	149.7	307.2	—	—	1,294.9
Gas Fleet	38.3	7.1	22.5	15.5	22.0	74.0	105.4	123.2	47.7	89.3	46.9	35.9	627.8

TOTAL	38.3	7.1	72.4	41.1	72.6	585.0	156.6	272.9	197.4	396.5	46.9	35.9	1,922.7

Sale of five 5,023 TEU Container Vessels

On September 23, 2024, the Company announced it had entered into five memoranda of agreement for the sale of five container sister vessels: the M/V Hyundai Prestige, the M/V Hyundai Premium, the M/V Hyundai Paramount, the M/V Hyundai Privilege and the M/V Hyundai Platinum, (each 63,010 DWT/ 5,023 TEU container vessel, built 2013, Hyundai Heavy Industries Co., Ltd., S. Korea) to a third party. The vessels are expected to be delivered to their new owners progressively between November 2024 and January 2025.

The Company expects to record a gain of $118.4 million from sales. All five vessels are debt-free, and the cash proceeds will be used to pay down debt and for general corporate purposes.

[2]	Newbuild LNG/C Vessels.

Quarterly Dividend Distribution

On October 30, 2024, the Board of Directors of the Company declared a cash dividend per share of $0.15 for the third quarter of 2024 payable on November 15, 2024, to shareholders of record on November 11, 2024.

LNG Market Update

The LNG 2-stroke spot market average for the third quarter of 2024 was 73,404 per day compared to 160,308 per day for the same period last year. Spot rates weakened further into the fourth quarter despite the typical seasonal patterns, and as a result charter rates are expected to be significantly weaker this year compared to previous years amidst firm fleet growth and delayed project start-ups.

Overall, while Red Sea disruption and US-Asia volumes have driven a strong gain in LNG tonne-mile trade year to date, market conditions remain subdued due to the increased fleet capacity growth, expected at 7.6% this year and 10.9% next year.

CCEC’s on the water fleet is largely shielded from spot market conditions, as our first open newbuilding is scheduled for delivery in January 2026, and the earliest charter expiry of our existing vessels is not before November 2026.

Conference Call and Webcast

Today, November 8, 2024, the Corporation will host an interactive conference call at 08:00 am Eastern Time to discuss the financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Capital Clean Energy Carriers” to the operator and/or conference ID 13750078. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the “call me” option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the “call me” option.

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website http://ir.capitalcleanenergycarriers.com/ and click on Webcasts & Presentations under our Investor Relations page. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Add to Calendar:To easily add this event to your calendar, please use the following links: Outlook | Google Calendar

About Clean Energy Carriers Corp.

Capital Clean Energy Carriers Corp. (NASDAQ: CCEC), an international shipping company, is one of the world’s leading platforms of gas carriage solutions with a focus on the energy transition. CCEC’s in-the-water fleet includes 20 high specification vessels, including 12 latest generation LNG/Cs and eight legacy Neo-Panamax container vessels. In addition, CCEC’s under-construction fleet includes six additional latest generation LNG/Cs, six dual-fuel medium gas carriers and four handy liquid CO2/multi-gas carriers, to be delivered between the first quarter of 2026 and the third quarter of 2027. CCEC has agreed to sell five Neo-Panamax container vessels by the first quarter of 2025.

For more information about the Company, please visit: www.capitalcleanenergycarriers.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, statements related to the effects of the Conversion and Name Change. CCEC’s ability to pursue growth opportunities and CCEC’s expectations or objectives regarding future vessel deliveries and charter rate expectations, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in our annual report filed with the SEC on Form 20-F for the year ended December 31, 2023, filed on April 23, 2024 and amended on May 22, 2024, and the risk factors set out in Exhibit 99.8 to our Report on Form 6-K furnished on August 26, 2024. Unless required by law, CCEC expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CCEC does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

Contact Details:

Investor Relations / Media

Brian Gallagher

EVP Investor Relations

Tel. +44-(770) 368 4996

E-mail: b.gallagher@capitalmaritime.com

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mailccec@capitallink.com

Source: Capital Clean Energy Carriers Corp.

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of shares and net (loss) / income per share)

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2024	2023	2024	2023
Revenues	106,043	63,856	264,295	177,576
Expenses:
Voyage expenses	2,921	3,440	7,951	9,878
Vessel operating expenses	14,473	11,249	40,297	31,683
Vessel operating expenses - related parties	2,603	1,793	6,927	5,002
General and administrative expenses	4,687	2,595	12,410	7,710
Vessel depreciation and amortization	24,191	14,244	61,964	40,387
Impairment of vessel	—	—	—	7,956

Operating income, net	57,168	30,535	134,746	74,960

Other income / (expense), net:
Interest expense and finance cost	(40,691)	(25,622)	(103,178)	(69,935)
Other (expense) / income, net	(636)	108	2,197	962

Total other expense, net	(41,327)	(25,514)	(100,981)	(68,973)

Net income from continuing operations	15,841	5,021	33,765	5,987

Net income from discontinued operations	7,457	12,017	57,613	28,491

Net income from operations	23,298	17,038	91,378	34,478

Net income attributable to General Partner	54	292	462	589
Deemed dividend to General Partner	46,184	—	46,184	—
Net income attributable to unvested shares	100	415	404	838
Net (loss)/income attributable to common shareholders	(23,040)	16,331	44,328	33,051
Net (loss)/income from continuing operations per:
Common share, basic and diluted	$(0.54)	$0.25	$(0.23)	$0.29
Weighted-average shares outstanding:
Common shares, basic and diluted	56,256,878	19,459,264	55,323,667	19,578,570
Net (loss)/income from discontinued operations per:
Common share, basic and diluted	$0.13	$0.59	$1.03	$1.40
Weighted-average shares outstanding:
Common shares, basic and diluted	56,256,878	19,459,264	55,323,667	19,578,570
Net (loss)/income from operations per:
Common share, basic and diluted	$(0.41)	$0.84	$0.80	$1.69
Weighted-average shares outstanding:	56,256,878	19,459,264	55,323,667	19,578,570
Common shares, basic and diluted

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of September 30, 2024	As of December 31, 2023
Assets
Current assets
Cash and cash equivalents	$164,793	$192,420
Trade accounts receivable, net	4,255	3,103
Prepayments and other assets	7,543	6,748
Due from related party	114	402
Inventories	4,997	3,004
Claims	865	865
Current assets of discontinued operations	177,857	18,962

Total current assets	360,424	225,504

Fixed assets
Advances for vessels under construction – related party	54,000	174,400
Vessels, net and vessels under construction	3,545,796	2,212,613

Total fixed assets	3,599,796	2,387,013

Other non-current assets
Above market acquired charters	109,840	73,969
Restricted cash	18,323	11,721
Derivative asset	7,328	6,636
Prepayments and other assets	45	1,325
Non-current assets of discontinued operations	—	434,131

Total non-current assets	3,735,332	2,914,795

Total assets	$4,095,756	$3,140,299

Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt, net	$128,152	$93,457
Trade accounts payable	11,600	9,809
Due to related parties	2,655	4,156
Accrued and other liabilities	31,507	18,658
Deferred revenue	25,481	19,100
Current liabilities of discontinued operations	14,651	38,750

Total current liabilities	214,046	183,930

Long-term liabilities
Long-term debt, net (including $42,164 payable to related party as of September 30, 2024)	2,543,218	1,585,196
Derivative liabilities	6,601	7,180
Below market acquired charters	79,428	85,408
Deferred revenue	1,107	4,001
Non-current liabilities of discontinued operations (including $6,000 payable to related party as of September 30, 2024 and December 31, 2023)	6,000	99,651

Total long-term liabilities	2,636,354	1,781,436

Total liabilities	2,850,400	1,965,366

Commitments and contingencies	—	—

Total shareholders’ equity	1,245,356	1,174,933

Total liabilities and shareholders’ equity	$4,095,756	$3,140,299

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the nine-month periods ended September 30,
	2024	2023
Cash flows from operating activities of continuing operations:
Net income from operations	$91,378	$34,478
Less: Net income from discontinued operations	57,613	28,491
Net income from continuing operations	33,765	5,987
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:
Vessel depreciation and amortization	61,964	40,387
Impairment of vessel	—	7,956
Amortization and write-off of deferred financing costs	2,334	1,436
Amortization / accretion of above / below market acquired charters	11,367	(2,873)
Amortization of ineffective portion of derivatives	(157)	(208)
Equity compensation expense	4,464	2,812
Change in fair value of derivatives	(578)	1,039
Unrealized bonds exchange differences	1,352	(882)
Changes in operating assets and liabilities:
Trade accounts receivable, net	(1,152)	116
Prepayments and other assets	484	(493)
Due from related party	1,733	—
Inventories	(1,993)	358
Trade accounts payable	1,709	4,167
Due to related parties	499	1,554
Accrued liabilities	12,911	2,123
Deferred revenue	3,488	1,280
Dry-docking costs paid	—	1

Net cash provided by operating activities of continuing operations	132,190	64,760

Cash flows from investing activities of continuing operations:
Vessel acquisitions, vessels under construction and improvements including time charter agreements	(1,195,264)	(451,167)
Expenses for sale of vessels paid / Net proceed from sale of vessels	(220)	2,200

Net cash used in investing activities of continuing operations	(1,195,484)	(448,967)

Cash flows from financing activities of continuing operations:
Proceeds from long-term debt	1,582,000	392,000
Deferred financing costs paid	(12,415)	(3,841)
Payments of long-term debt	(717,361)	(55,598)
Repurchase of common units	—	(4,090)
Dividends paid	(25,055)	(9,197)

Net cash provided by financing activities of continuing operations	827,169	319,274

Net decrease in cash, cash equivalents and restricted cash from continuing operations	(236,125)	(64,933)

Cash flows from discontinued operations
Operating activities	39,441	66,031
Investing activities	266,991	(15,670)
Financing activities	(91,332)	(31,797)

Net increase in cash, cash equivalents and restricted cash from discontinued operations	215,100	18,564

Net decrease in cash, cash equivalents and restricted cash	(21,025)	(46,369)

Cash, cash equivalents and restricted cash at beginning of period	204,141	154,848

Cash, cash equivalents and restricted cash at end of period	$183,116	$108,479

Supplemental cash flow information
Cash paid for interest	94,881	72,174
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	4,317	4,109
Capitalized dry-docking costs included in liabilities	4,149	4,109
Deferred financing costs included in liabilities	310	177
Expenses for sale of vessels included in liabilities	640	—
Seller’s credit agreement in connection with the acquisition of vessel-owning companies	134,764	—
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	164,793	96,767
Restricted cash - non-current assets	18,323	11,712

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$183,116	108,479

Appendix A

I.	Discontinued Operations - Vessels

Name of Vessel	Type	TEU	Memorandum of Agreement Date	Delivery/Expected Delivery
M/V Akadimos	Neo Panamax Container Vessel	9,288	January 31, 2024	March 8, 2024
M/V Long Beach Express	Panamax Container Vessel	5,089	December 15, 2023	February 26, 2024
M/V Seattle Express	Panamax Container Vessel	5,089	February 14, 2024	April 26, 2024
M/V Fos Express	Panamax Container Vessel	5,089	February 14, 2024	May 3, 2024
M/V Athenian	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Athos	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Aristomenis	Neo Panamax Container Vessel	9,954	March 1, 2024	May 3, 2024
M/V Hyundai Premium	Neo Panamax Container Vessel	5,023	September 12, 2024	From November 2024 to January 2025
M/V Hyundai Paramount	Neo Panamax Container Vessel	5,023	September 12, 2024	From November 2024 to January 2025
M/V Hyundai Prestige	Neo Panamax Container Vessel	5,023	September 12, 2024	From November 2024 to January 2025
M/V Hyundai Privilege	Neo Panamax Container Vessel	5,023	September 12, 2024	From November 2024 to January 2025
M/V Hyundai Platinum	Neo Panamax Container Vessel	5,023	September 12, 2024	From November 2024 to January 2025

II.	Discontinued Operations - Unaudited Condensed Consolidated Statements of Comprehensive Income (In thousands of United States Dollars)

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2024	2023	2024	2023
Revenues	13,871	31,670	57,784	87,501
Expenses / income, net:
Voyage expenses	204	684	1,192	2,028
Vessel operating expenses	3,256	8,230	14,377	25,390
Vessel operating expenses - related party	536	1,058	2,171	3,061
Vessel depreciation and amortization	2,253	7,695	11,018	21,605
Gain on sale of vessels	—	—	(31,602)	—

Operating income, net	7,622	14,003	60,628	35,417

Other income / (expense), net:
Interest expense and finance cost	(77)	(2,140)	(3,055)	(7,017)
Other (expense) / income, net	(88)	154	40	91

Total other expense, net	(165)	(1,986)	(3,015)	(6,926)

Net income from discontinued operations	7,457	12,017	57,613	28,491